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HEMINGER, PEGGY C.

FROM:                     Conner, W. Thomas
SENT:                     Thursday, November 06, 2014 5:18 PM
TO:                       Sonny S. Oh (ohm@sec.gov)
CC:                       Heminger, Peggy C.
SUBJECT:                  FW: PGR Fee Rate Supplement for Pre-Eff (10-31 draft)
ATTACHMENTS:              PGR Fee Rate Supplement for Pre-Eff (10-31 draft).docx


FROM: Towers, John [mailto:jtowers@metlife.com]
                    --------------------------
SENT: Thursday, November 06, 2014 5:09 PM
TO: Conner, W. Thomas
SUBJECT: PGR Fee Rate Supplement for Pre-Eff (10-31 draft)


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